

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

Via E-mail
Mr. Toby Chu
Suite 1200 777 West Broadway
Vancouver
 British Columbia, Canada V5Z 4J7

     Re: CIBT Education Group Inc.
               Form 20-F for the fiscal year ended August 31, 2011
               Filed March 1, 2012
               File No. 1-34021

Dear Mr. Chu:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended August 31, 2011

Item 3 Key information

Selected Financial Data, page 5

1. Revise selected financial data under US GAAP to present the "impairment long lived assets and goodwill", "restructuring and integration costs" and "gain (loss) on disposal of assets" within Income (loss) from operations. Also revise your Statement of (loss) income and comprehensive (loss) income on page F-3 accordingly.

Financial Statements, page F-2

2. Disclose on the face of the financial statements the reporting currency.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

3. the company is responsible for the adequacy and accuracy of the disclosure in the filing;

4. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

5. the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director